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16021094

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SEC FILE NUMBER
8-47616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

May Capital Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 1614
(No. and Street)

New York (City) New York (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E. May, Managing Member (212) 489-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street Suite #1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RW

OATH OR AFFIRMATION

I, Lawrence E. May, Managing Member and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of May Capital Group, LLC (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



BRUNILDA COLON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6121615
Qualified in Kings County
My Commission Expires January 18, 2017



Lawrence E. May, Managing Member

Sworn and subscribed to before me this 26 day of Feb, 2016.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
(x)	(p)	Management's assertion letter regarding (k)(2)(i).

May Capital Group, LLC

December 31, 2015

Table of Contents


Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
May Capital Group, LLC

We have audited the accompanying financial statements of May Capital Group, LLC, (the "Company") (a New Jersey Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of May Capital Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

MAY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 43,524
Total Assets	$ 43,524

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 3,900
Total Liabilities	3,900
Contingencies	-
Member's equity	39,624
Total Liabilities and Member's Equity	$ 43,524

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 56,544
Interest and dividends	3
Total Revenues	56,547
Expenses:	
Commissions	7,439
Rent	6,000
Professional fees	7,360
Travel and entertainment	2,980
Office	7,200
Regulatory fees	5,313
Telephone	840
Tax	230
Total Expenses	37,362
Net income	$ 19,185

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

		Total Member's Equity
Balance, January 1, 2015	$	30,439
Member's distributions		(10,000)
Net income		19,185
Balance, December 31, 2015	$	39,624

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net income	$ 19,185
Adjustment to reconcile net income	
to net cash provided by operating activities:	
Net Cash Provided by Operating Activities	19,185
Cash Flows (Used) by Financing Activities:	
Member's distributions	(10,000)
Net Cash (Used) by Financing Activities	(10,000)
Net Increase In Cash	9,185
Cash and cash equivalents at beginning of the year	34,339
Cash and cash equivalents at end of the year	$ 43,524

The accompanying notes are an integral part of these financial statements.

1. *ORGANIZATION AND NATURE OF BUSINESS*

May Capital Group LLC (the "Company"), was formed as a limited liability company on August 15, 1994 in the State of New Jersey.

The company is a fully disclosed broker dealer and is sell mutual funds, variable life insurance and annuities and is approved for direct participation agreements as outlined in their FINRA membership agreement. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Depreciation had been computed using accelerated methods of depreciation. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the member. The Company is responsible for a NYC unincorporated business tax on income, which is calculated at the statutory rate.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

3. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $38,754, which was $33,754 in excess of the amount required.

4. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 1, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

MAY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total member's equity	$	39,624
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		39,624
Haircuts on securities positions		(870)
Undue concentration		-
Net Capital	$	38,754
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	3,900
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	260
Minimum net capital required	$	5,000
Excess net capital	$	33,754
Net capital less greater of 10% of total AI or 120% of min. net capital	$	32,754
Percentage of aggregate indebtedness to net capital is		10%

The above computation agrees with the December 31, 2015 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Member of
May Capital Group, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) May Capital Group, LLC(the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that May Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

May Capital Group, LLC

Assertions Regarding Exemption Provisions

I, as a member of management of May Capital Group, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

May Capital Group, LLC

By: 

Lawrence E. May, Managing Member

February 1, 2016